Filed by ISB Financial Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ISB Financial Corp.

Commission File Number: To be assigned

ISB FINANCIAL CORP.

102 S. CLINTON ST.

P.O. BOX 1700

IOWA CITY, IA 52244

October 26, 2007

To our shareholders:

We are pleased to let you know that we are continuing to work toward the consummation of the merger with MidWestOne Financial Group, Inc. We anticipate that we will hold a special meeting for our shareholders to vote upon the merger and close (subject to shareholder and regulatory approvals) in the first quarter of 2008. We speak for everyone at ISB Financial Corp. when we say we are very excited about the potential that the new company will have. We look forward to sharing further information with you in the coming months.

Because of the Securities and Exchange Commission reporting requirements associated with the merger and transition to becoming a public company, we are not releasing a full third quarter report at this time. However, we do want you to know that third quarter earnings for ISB Financial Corp. were $1,615,000 or $0.31 per share compared to $1,478,000 and $0.28 per share, respectively, for the same period in 2006. Year to date earnings at September 30, 2007 were $4,817,000 compared to $4,542,000 for the first nine months of 2006.

As detailed below, we will be filing a proxy statement/prospectus, including financial statements, with the SEC in the near future and it will be made available through our website and the SEC’s website. Additionally, copies will be mailed to shareholders after it is declared effective by the SEC.

Thank you for your continued investment in ISB Financial Corp.

Very truly yours,

W. Richard Summerwill	Charles N. Funk
Chairman & CEO	President

FINANCIAL HIGHLIGHTS

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	2007	2006	2007	2006
NET INCOME (in thousands)	$1,615	$1,478	$4,817	$4,542
EARNINGS PER SHARE	$0.31	$0.28	$0.93	$0.87
RETURN ON ASSETS	0.94%	0.87%	0.95%	0.91%
RETURN ON TANGIBLE EQUITY	9.15%	8.98%	9.17%	9.23%
TOTAL ASSETS (in thousands)	$682,085	$662,155	$682,085	$662,155

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, ISB will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of ISB common stock to be issued to the shareholders of MidWestOne. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of ISB and MidWestOne seeking their approval of the merger.  In addition, each of ISB and MidWestOne may file other relevant documents concerning the proposed merger with the SEC.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ISB, MIDWESTONE AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when available, through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained, when available, by directing a request by telephone or mail to ISB Financial Corp., 102 South Clinton Street, Iowa City, Iowa 52244, Attention: Kenneth Urmie (telephone: (319) 356-5800) or MidWestOne Financial Group, Inc., 222 First Avenue East, Oskaloosa, Iowa 52577, Attention: David Meinert (telephone: (641) 673-8448) or by accessing ISB’s website at http://www.isbt.com or MidWestOne’s website at http://www.midwestonebank.com under “Company Info.”  The information on ISB’s and MidWestOne’s websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

ISB and MidWestOne and their respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of ISB and/or MidWestOne in connection with the merger.  Information about the directors and executive officers of MidWestOne is set forth in the proxy statement for MidWestOne’s 2007 annual meeting of shareholders filed with the SEC on March 23, 2007. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

                                                ¾ 319-356-5800    ¾  Toll-Free 1-800-247-4418    ¾  Fax 319-356-5849